December 18, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sherry Haywood

Re:	PMFG, Inc.

Registration Statement on Form S-3

Registration Number 333-199924

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, PMFG, Inc. (the “Company”) hereby respectfully requests that the effective time of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m., Washington, D.C. time, on December 22, 2014, or as soon thereafter as practicable.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the registration of securities specified in the above-referenced Registration Statement, and the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 18, 2014

If you have any questions, please do not hesitate to contact me at 214.353.5510 or James O’Bannon at 214.969.3766.

Very truly yours,

PMFG, Inc.

By:	/s/ Ronald L. McCrummen
Ronald L. McCrummen
Executive Vice President and Chief
Financial Officer

cc:	James E. O’Bannon, Jones Day

Charles T. Haag, Jones Day

Jon Wolkenstein, Grant Thornton